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First American Strategic Real Estate Portfolio Inc.
c/o U.S. Bancorp Asset Management, Inc.
800 Nicollet Mall, BC-MN-H05F
Minneapolis, MN 55402



July 26, 2005



VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      First American Strategic Real Estate Portfolio Inc.
         Registration Statement on Form S-4
         File No. 333-85338

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, First American Strategic Real Estate Portfolio Inc. (the "Company") respectfully requests the withdrawal of its above-referenced registration statement on Form S-4 filed on April 1, 2002 and amended on May 24, 2002, December 26, 2002 and April 22, 2003, together with all exhibits thereto, effective immediately. No securities were sold in connection with the offering contemplated by the registration statement.

The Company is a specialty real estate finance company that was formed in connection with the proposed merger of four closed-end investment companies, American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. - II, American Strategic Income Portfolio Inc. - III, and American Select Portfolio Inc. (together, the "Funds"), into the Company. We are requesting withdrawal of the Company's registration statement because the Board of Directors of the Funds, in consultation with U.S. Bancorp Asset Management, the investment adviser to the Funds, has decided not pursue the proposed merger.

Please contact me at 612-303-3738 if you need any additional information to consent to our request to withdraw the Company's registration statement.

Sincerely,

/s/ Kathleen L. Prudhomme

Kathleen L. Prudhomme
Secretary